www.nh-hoteles.com

NH HOTELES

SANTA ENGRACIA, 120
EDIFICIO CENTRAL
28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

02034863

82-4780

25 February, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on February, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 07 2002
WASH. D.C. 165 SECTION

dw 6/17

NH HOTELS

ASTRON HOTELS

PRESS RELEASE

The company consolidates its position in Europe through a strategic acquisition

NH HOTELS ACQUIRES ASTRON HOTELS, A LEADING URBAN HOTEL OPERATOR IN GERMAN SPEAKING MARKETS

- **Astron Hotels is Germany's third largest domestic hotel operator, operating 46 hotels and 7,459 rooms in Germany and an additional 7 hotels and 937 rooms in Austria and Switzerland**
- **NH Hotels will operate 237 hotels and 34,121 rooms across 18 countries with 81% of hotels located in Spain, Germany, the Netherlands and Belgium**
- **NH has secured future growth in German speaking markets with Astron's 10 additional hotel projects comprising 3,142 rooms and another 12 hotels with approximately 2,800 rooms under negotiation**
- **The payment for the initial 80% will be €130 million with an NH option to pay a portion in NH shares**
- **The transaction will be mainly financed through the cash recently raised by the sale and lease back transaction of 4 hotels in Spain for €91 million**
- **The remaining 20% of Astron will be acquired in a second step through a performance related mechanism**

Madrid, 25 February 2002.- NH Hotels, the third largest urban hotel chain in Europe, has reached an agreement to acquire 80% of Astron Hotels, the third largest domestic hotel operator in Germany, for €130 million with an NH option to pay a portion in NH shares. The remaining 20% will be acquired through a 7-year performance related put/call mechanism valued at a minimum of €31 million in the first 3 years and a minimum of €45 million thereafter. NH Hotels will acquire Astron Hotels with no debt on its Balance Sheet.

Astron Hotels is a leading German hotel company focused on the business sector whose main brand is positioned in the mid-price segment of the 4-star category. Similar to NH Hotels, Astron's hotels cater to the business traveller and are located in key city centres with a strong presence in their core markets. NH Hotels will acquire Astron's 53 hotels and 8,396 rooms located in Germany (46 hotels / 7,459 rooms), Austria (6 hotels / 797 rooms) and Switzerland (1 hotel / 140 rooms). All except one of Astron's Hotels are under lease contracts, with an average remaining term of 22 years.

NH HOTELS

ASTRON HOTELS

NH has also reached an agreement to acquire Astron's significant pipeline of new hotels, with 10 hotels and 3,142 rooms already signed and 12 hotels and approximately 2,800 rooms under negotiation, located predominantly in Germany and Austria. NH Hotels will not be purchasing Astron's non-core activities, which do not fit with NH's expansion strategy: the Astron´s budget hotels and resort hotels.

The acquisition of Astron further advances NH Hotels as one of the largest and leading European hotel companies focussed on urban business hotels with 208 hotels and 28,695 rooms distributed across key cities in continental Europe with strong market positions in Spain, the Netherlands, Belgium, Germany and Austria. The combination also gives NH Hotels privileged access to a strong pipeline of new hotels over the next four years in Germany and German speaking markets.

"This acquisition is a further step in our goal to become the pre-eminent European lodging company focused on the business customer. Germany is a key market in Europe, and with this transaction we gain an important foothold in a market where we did not have the required presence, through a company which has an impressive track record and that will contribute substantially to the future growth of the combined group. Furthermore, we see considerable growth prospects for the German lodging market and believe that through this transaction we will be able to capitalize on those opportunities", said Mr. Gabriele Burgio, Chairman and CEO of NH Hotels.

"We are delighted to become part of such an important group as NH Hotels. The company was our partner of choice given its reputation, its commitment to the highest standards, its proven track record of successfully integrating companies, and its determination to grow in Europe. We are looking forward to a long-term relationship where both groups of shareholders can benefit from the new opportunities opened up by this combination", said Mr. Dieter Muller, Chairman and CEO of Astron Hotels.

The acquisition of Astron Hotels represents an important step in NH Hotels´ future in line with its stated pan-European strategy:

- Strong strategic fit. NH and Astron have complementary hotel portfolios that focus on urban properties and cater to the same base of customers: the business travellers
- Provides an immediate platform for expansion in German-speaking markets. Germany has proven to be a very difficult market to enter organically, and the number of attractive partners is limited
- NH Hotels enters the market with a proven local partner. Through its dedicated management, Astron Hotels has achieved fantastic growth over the last five years and has secured future growth through additional signed hotels
- Increases the weight of leased hotels within NH´s hotel portfolio from 35% to 51% moving towards a less capital-intensive model
- Economies of scale and cost savings opportunities. The combination will allow NH Hotels to increase revenues given the complementary sales network and the potential for cross-selling. The use of common reservation and IT systems will also be an economic advantage
- Astron Hotels management will continue to run the German operations of the combined entity.

NH HOTELS

ASTRON HOTELS

Financial Terms of the Agreement

Under the terms of the agreement, NH Hotels will acquire 100% of Astron in two steps. The first 80% will be acquired immediately for a total consideration of €130 million with an NH option to pay a portion in NH shares. NH Hotels will acquire Astron Hotels with no debt on its Balance Sheet.

The transaction will be mainly financed from the sale and leaseback of 4 hotels in Spain announced on 8 February 2002, which raised €91 million. In the case of a partial stock payment, the stock component would be subject to a lock-up agreement whereby 35% of the shares would be locked-up for a one-year period and a further 30% of the shares would be locked-up for a two-year period.

The acquisition of the remaining 20% of Astron is subject to a 7-year performance related put/call mechanism beginning in 2003.

Based on 80% of the unaudited EBITDA for Astron of €19.4 million for the twelve months ending 31 December 2001, and valuing the acquisition of 80% of Astron's for €130 million, the implied multiple for the transaction is 8.4x.

The transaction will be earnings enhancing for NH Hotels shareholders from 2003 and on a cash earnings basis it will be accretive from 2002 without taking into account any type of synergies. The returns from this transaction are expected to exceed the cost of capital of NH Hotels pre-synergies.

Goldman Sachs International acted as exclusive financial adviser to NH Hotels in connection with this transaction.

Important Note Regarding Forward-Looking Statements

This announcement may contain market assumptions, different sourced information and forward-looking statements with respect to the financial condition, results of operations, business, strategy and the plans of NH Hotels and its subsidiaries.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. NH Hotels undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this announcement, including, without limitation, changes in NH Hotels' business or acquisition strategy or to reflect the occurrence of unanticipated events. Investors are encouraged to consult the Company's financial and other information filed by the Company with the CNMV and the Amsterdam Stock Exchange.

NH HOTELS

ASTRON HOTELS

FILE NUMBER
82 - 4780

About NH Hotels

The NH Hotels Group (www.nh-hotels.com) is the third leading business hotel chain in Europe after the July 2000 acquisition of the Dutch chain Krasnapolsky. NH Hotels has 184 hotels with approximately 26,000 rooms in 17 countries in Europe, Latin America and Africa. Moreover, the Spanish chain has 24 hotel projects under construction that will provide an additional 3,300 new rooms over the next two years. In 2001, the Group's gross operating profit rose 37.8% to €289 million on the back of a 38.4% sales growth up to €762 million. Despite the deplorable 11 September events, average occupancy has remained above 70%. NH Hotels is listed on the Madrid stock exchange (and included in the Ibex 35 index), and is listed on Amsterdam's Euronext. Furthermore, NH Hotels is a member of the Stoxx Europe 600 index, which includes Europe's leading companies, and member of the Morgan Stanley Index.

NH Hotels is one of the leading 3 and 4-star city hotel chains in Europe. NH has different brands; the "NH Gold Selection" hotels, which are renovated palaces and manor houses for those who search for exclusive accommodations; the "NH Express", which comprises budget hotels located near city exits and strategically communicated; and the NH urban 3 and 4-star hotels located in city centres, with excellent and quick access to business and commercial areas.

NH Hotels is known for its careful attention to dêcor, restaurant services and technology. NH's hotels are specifically designed so that business travellers may work as comfortably as in their offices and relax as if they were in their own homes.

About Astron Hotels

Founded in 1987, Astron Hotels is the third largest domestic hotel operator in Germany by number of hotels covering 38 cities, and has a growing presence in other German speaking markets. The portfolio acquired by NH Hotels is comprised of 53 hotels and 8,396 rooms in Germany, Austria and Switzerland. Astron has also access to a pipeline of 10 signed hotels with more than 3,000 rooms and has 12 additional hotels with approximately 2,800 rooms under negotiation. In 2001, the acquired portfolio produced EBITDA of €19.4 million and net income of €16 million.

The Astron brand is positioned in the mid-range price segment with a clear profile and a persuasive locations concept. The focus of development continues to rest with new construction and takeovers of business hotels in the core market: major cities and high-population areas with a market volume of more than a million overnight stays per year in German speaking markets. The micro-locations for the most part are situated at airports, railway stations and trade fairs.

All hotels except one in the portfolio of Astron acquired by NH Hotels are operated under lease contracts. Most of the lease contracts have fixed rental amounts. All contracts are long-term with an average remaining length as of the end of 2001 of 22 years.

NH HOTELS

ASTRON HOTELS

Portfolio Breakdown as of 25 February 2002

	Total		Leased		Owned		Managed	
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
NH Hotels								
Spain	96	11,112	60	6,897	22	3,116	14	1,099
Netherlands	30	5,464	10	1,278	17	3,921	3	265
Belgium	18	2,192	2	391	10	1,360	6	441
Switzerland	6	684	1	189	4	390	1	105
Germany	3	559	2	336	1	223	-	-
Malta	1	205	-	-	-	-	1	205
Portugal	1	83	-	-	-	-	1	83
Total Europe	**155**	**20,299**	**75**	**9,091**	**54**	**9,010**	**26**	**2,198**
Latin America	25	4,429	-	-	14	2,538	11	1,891
Other (1)	4	997	-	-	2	498	2	499
Total NH	**184**	**25,725**	**75**	**9,091**	**70**	**12,046**	**39**	**4,588**
Astron Hotels								
Germany	46	7,459	45	7,315	-	-	1	144
Austria	6	797	6	797	-	-	-	-
Switzerland	1	140	1	140	-	-	-	-
Total Astron	**53**	**8,396**	**52**	**8,252**	**-**	**-**	**1**	**144**
Combined Portfolio								
Spain	96	11,112	60	6,897	22	3,116	14	1,099
Germany	49	8,018	47	7,651	1	223	1	144
Netherlands	30	5,464	10	1,278	17	3,921	3	265
Belgium	18	2,192	2	391	10	1,360	6	441
Switzerland	7	824	2	329	4	390	1	105
Austria	6	797	6	797	-	-	-	-
Malta	1	205	-	-	-	-	1	205
Portugal	1	83	-	-	-	-	1	83
Total Europe	**208**	**28,695**	**127**	**17,343**	**54**	**9,010**	**27**	**2,342**
Latin America	25	4,429	-	-	14	2,538	11	1,891
Other (1)	4	997	-	-	2	498	2	499
Total Combined	**237**	**34,121**	**127**	**17,343**	**70**	**12,046**	**40**	**4,732**
Pipeline (Signed Deals)								
NH Hoteles	24	3,055	15	2,059	5	475	4	521
Astron Hotels (2)	10	3,142	10	3,142	-	-	-	-
Total Pipeline	**34**	**6,197**	**25**	**5,201**	**5**	**475**	**4**	**521**

(1) Other include Ghana, Israel, South Africa and Tunisia.
(2) Excludes 12 hotels and 2,800 rooms of deals under negotiation.

For any further information please contact:

Maria Cortina
Communication Director
NH Hotels
Tel. +34 91 451 9718
Fax. +34 91 451 9730
e-mail: cortina@nh-hoteles.es

Ursula Schelle
Communication Director
Astron Hotels
Tel. +49 89 6650 2514
e-mail: schelle@astron-hotels.de